SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 2

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Subject Company)

IEH FM HOLDINGS LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Keith Cozza

President and Chief Executive Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jesse Lynn, Esq. General Counsel Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, NY 10153 (212) 702-4300	Julie Allen, Esq. Proskauer Rose LLP 11 Times Square New York, NY 10036 (212) 969-3155

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$281,667,218	$28,363.89

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Federal-Mogul Holdings Corporation (the “Company”) not beneficially owned by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), at a purchase price of $9.25 per Share, net to the seller in cash. According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 27, 2016, 169,040,651 Shares were outstanding as of July 25, 2016, of which 138,590,141 are held by the Offeror. Accordingly, this calculation assumes the purchase of 30,450,510 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2016 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,363.89	Filing Party: Icahn Enterprises L.P.
Form or Registration No.: Schedule TO	Date Filed: September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on September 26, 2016 (together with any amendments and supplements thereto, this “Schedule TO”), and relates to the offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), that are not already owned by the Offeror at $9.25 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information

Item 1011 of Regulation M-A

Item 11 of the Schedule TO and the information set forth in the Offer to Purchase under “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following disclosure as the last paragraph under the “Certain Litigation” header:

“On October 5, 2016, a putative class action captioned Sanders v. Federal-Mogul Holdings Corporation et al., C.A. No. 16-155387 was filed in the Circuit Court for Oakland County of the State of Michigan against the Company, the Board and the Icahn Defendants. The complaint alleges, among other things, that the Board breached its fiduciary duties and that the Company and the Icahn Defendants aided and abetted the Board’s breaches of its fiduciary duties, as well as certain alleged material misstatements and omissions in the Schedule 14D-9. The complaint alleges that, among other things, the Offer Price is an unfair price and was the result of an unfair sales process that included conflicts of interest. In addition, the complaint alleges that the Merger Agreement contains certain allegedly preclusive deal protection provisions, including a no-solicitation provision, an information rights provision and a matching rights provision. Among other things, the complaint seeks to enjoin the transactions contemplated by the Merger Agreement, or, in the event that the transactions are consummated, rescind the transactions or award rescissory damages, as well as award money damages and costs, including reasonable attorneys’ and experts’ fees. The foregoing summary is qualified in its entirety by the full text of the complaint, a copy of which is filed as Exhibit (a)(5)(vii) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

(a)(5)(vii) Class Action Complaint of Jack Sanders v. Federal-Mogul Holdings Corporation et al., C.A. No. 16-155387-CB, filed in the Circuit Court for Oakland County of the State of Michigan, dated October 5, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2016

IEH FM HOLDINGS LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN BUILDING LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P. By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner Title: Authorized Signatory

CARL C. ICAHN

/s/ Carl C. Icahn

EXHIBIT INDEX

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated September 26, 2016.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of summary advertisement, published on September 26, 2016, in The New York Times.*

(a)(5)(i)	Letter dated February 28, 2016 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(ii)	Letter dated June 17, 2016 to the Board of Directors of the Company (incorporated by reference to Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on June 20, 2016).

(a)(5)(iii)	Joint Press Release issued by Icahn Enterprises L.P. and the Company on September 6, 2016 (incorporated by reference to the Schedule TO-C filed by Parent and the Offeror with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(iv)	Press Release issued by Icahn Enterprises L.P. on September 26, 2016.*

(a)(5)(v)	Class Action Complaint of Gary Skybo v. Daniel A. Ninivaggi et al., C.A. No. 12790, filed in the Court of Chancery in the State of Delaware, dated September 29, 2016.*

(a)(5)(vi)	Class Action Complaint of Michael Lemanchek v. Daniel A. Ninivaggi et al., C.A. No. 12791, filed in the Court of Chancery in the State of Delaware, dated September 30, 2016.*

(a)(5)(vii)	Class Action Complaint of Jack Sanders v. Federal-Mogul Holdings Corporation et al., C.A. No. 16-155387-CB, filed in the Circuit Court for Oakland County of the State of Michigan, dated October 5, 2016.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated September 6, 2016, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 to Icahn Enterprises L.P.’s Current Report on Form 8-K filed with the SEC on September 7, 2016).

(g)	None.

(h)	None.

*	Previously Filed